SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

NICHOLAS FINANCIAL, INC.*

(Name of Subject Company (Issuer))

NICHOLAS FINANCIAL, INC. *

NICHOLAS FINANCIAL, INC. *

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON SHARES, NO PAR VALUE PER SHARE

(Title of Class of Securities)

65373J209

(CUSIP Number of Class of Securities)

Ralph T. Finkenbrink

President & Chief Executive Officer

Nicholas Financial, Inc.

2454 McMullen Booth Road, Building C

Clearwater, Florida 33759

(727)726-0763

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Todd B. Pfister, Esq.

Foley & Lardner LLP

321 North Clark Street, Suite 2800

Chicago, Illinois 60654

(312)832-4500

CALCULATION OF FILING FEE

Transaction Value (1)	Amount of Filing Fee (2)
$70,000,000	$8,134

*	The Issuer, Nicholas Financial, Inc., is a British Columbia, Canada corporation. The Offeror, Nicholas Financial, Inc., is a Florida corporation and an indirect wholly-owned subsidiary of the Issuer.

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to $70,000,000 in value of Common shares, no par value, of the Issuer at a price not greater than $15.60 and not less than $14.60 per share in cash.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $116.20 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,134	Filing Party: Nicholas Financial, Inc.
Form or Registration No.: Schedule TO	Date Filed: February 10, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

    If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by Nicholas Financial, Inc., a British Columbia, Canada corporation (the “Company”) and its wholly-owned indirect subsidiary, Nicholas Financial, Inc., a Florida corporation (“NFI-Florida” and, together with the Company, “Nicholas”), on February 10, 2015 (the “Schedule TO”), in connection with the offer by NFI-Florida to purchase up to $70.0 million (but not less than $50.0 million) in value of Common shares, no par value per share (the “Shares”), of the Company, at a price not greater than $15.60 nor less than $14.60 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. NFI-Florida’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 10, 2015 (the “Offer to Purchase”) and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”), copies of which were attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Offer to Purchase.

The purpose of this Amendment is to amend and supplement the Schedule TO and the Offer to Purchase. Only those items amended and/or supplemented are reported in this Amendment. Except as specifically provided herein (including the accompanying Supplement to the Offer to Purchase, dated March 3, 2015 (the “Supplement”), filed as Exhibit (a)(1)(vi) to this Amendment and incorporated herein by reference), the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged. This Amendment (including the Supplement) should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 1.	Summary Term Sheet.

The information incorporated by reference into Item 1 of the Schedule TO is hereby amended and supplemented by the information set forth in the Supplement modifying the “Summary Term Sheet” section of the Offer to Purchase.

Item 4.	Terms of the Transaction.

(a) Material terms. The information incorporated by reference into Item 4(a) of the Schedule TO about the terms of the transaction set forth in the “Summary Term Sheet” section, Section 1 (“Number of Shares; Purchase Price; Proration”), Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is hereby amended and supplemented by the information set forth in the Supplement modifying such sections of the Offer to Purchase.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information incorporated by reference into Item 6(a) of the Schedule TO is hereby amended and supplemented by the information set forth in the Supplement modifying the “Summary Term Sheet” section and Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities ownership. The information incorporated by reference into Item 8(a) of the Schedule TO is hereby amended and supplemented by the information set forth in the Supplement modifying Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(1)(vi)	Supplement to Offer to Purchase, dated March 3, 2015

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 3, 2015	NICHOLAS FINANCIAL, INC. (as “Issuer”)

	By:	/s/ Ralph T. Finkenbrink
Ralph T. Finkenbrink
President and Chief Executive Officer

NICHOLAS FINANCIAL, INC. (as “Offeror”)

	By:	/s/ Katie L. MacGillivary
Katie L. MacGillivary
Vice President

EXHIBIT INDEX

Exhibit	Description

(a)(1)(i)*	Offer to Purchase, dated February 10, 2015

(a)(1)(ii)*	Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9)

(a)(1)(iii)*	Notice of Guaranteed Delivery

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(vi)**	Supplement to Offer to Purchase, dated March 3, 2015

(a)(5)(i)*	Press release announcing the commencement of the Offer, dated February 10, 2015

(a)(5)(ii)*	Communication to Employees of the Company, dated February 10, 2015

(b)(1)***	Second Amended and Restated Loan and Security Agreement, dated as of January 12, 2010, by and among Nicholas Financial, Inc., a Florida corporation, Bank of America, N.A., as agent, and each of the Lenders party thereto.

(b)(2)***	Amendment No. 1 dated as of September 1, 2011, to Second Amended and Restated Loan and Security Agreement, dated as of January 12, 2010, by and among Nicholas Financial, Inc., a Florida corporation, Bank of America, N.A., as agent, and the Lender party thereto.

(b)(3)***	Amendment No. 2 dated as of December 21, 2012, to Second Amended and Restated Loan and Security Agreement, dated as of January 12, 2010, by and among Nicholas Financial, Inc., a Florida corporation, Bank of America, N.A., as agent, and the Lender party thereto.

(b)(4)***	Amendment No. 3 dated as of November 14, 2014, to Second Amended and Restated Loan and Security Agreement, dated as of January 12, 2010, by and among Nicholas Financial, Inc., a Florida corporation, Bank of America, N.A., as agent, and the Lender party thereto.

(b)(5)***	Amendment No. 4, dated January 30, 2015, to Second Amended and Restated Loan and Security Agreement, dated as of January 12, 2010, by and among Nicholas Financial, Inc., a Florida corporation, Bank of America, N.A., as agent, and each of the Lenders party thereto.

(d)(1)***	Nicholas Financial, Inc. Employee Stock Option Plan

(d)(2)***	Nicholas Financial, Inc. Non-Employee Director Stock Option Plan

(d)(3)***	Summary of Fiscal 2014/2015 Annual Incentive Programs

(d)(4)***	Nicholas Financial, Inc. Equity Incentive Plan

(d)(5)***	Form of Nicholas Financial, Inc. Equity Incentive Plan Stock Option Award

(d)(6)***	Form of Nicholas Financial, Inc., Inc. Equity Incentive Plan Restricted Stock Award

(d)(7)***	Form of Nicholas Financial, Inc. Equity Incentive Plan Performance Share Award

(d)(8)***	Employment Agreement (as Amended and Restated), dated June 30, 2014, between Nicholas Financial, Inc. and Ralph T. Finkenbrink, President and Chief Executive Officer

(d)(9)***	Employment Agreement, dated June 30, 2014, between Nicholas Financial Inc. and Kevin D. Bates, Senior Vice President – Branch Operations

(g)	None.

(h)	None.

*	Previously filed with Schedule TO on February 10, 2015.
**	Filed herewith.
***	Previously incorporated by reference in Schedule TO filed on February 10, 2015.

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